U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  FORM 10-SB

                 General Form for Registration of Securities
                          of Small Business Issuers
                       Under Section 12(b) or (g) of
                    the Securities Exchange Act of 1934


                            ELSINORE CAPITAL IV, LTD.
                            ------------------------
                       (Name of Small Business Issuer)


             Delaware                             94-3385245
-------------------------------         ------------------------------
(State or Other Jurisdiction of         I.R.S. Employer Identification
Incorporation or Organization)          Number


                         7011 South Brookshire Court
                             Spokane, WA 99223
       -----------------------------------------------------------
       (Address of Principal Executive Offices including Zip Code)


                             (509) 448-4946
                             --------------
                       (Issuer's Telephone Number)


            Securities to be Registered Under Section 12(b)
                           of the Act:   None


            Securities to be Registered Under Section 12(g)
                           of the Act: Common Stock,
                             $.0001 Par Value
                             (Title of Class)

                                PART I

ITEM 1.  BUSINESS.

Elsinore Capital IV, Ltd. (the "Company"), was incorporated on February 10, 2000, under the laws of the State of Delaware to engage in any lawful corporate undertaking, including, but not limited to, selected mergers and acquisitions. The Company has been in the developmental stage since inception and has no operations to date. Other than issuing shares to its original shareholders, the Company has not commenced any operational activities.
Since inception, the Company's primary activity has been directed to organizational efforts and obtaining initial financing. The Company was formed as a vehicle to pursue a business combination or asset acquisition.

The Company was organized for the purposes of creating a corporate vehicle to locate and acquire an operating business entity which management believes would be a suitable acquisition candidate (a "target company"). The Company will not restrict its search to any specific business, industry, or geographical location.

The Company does not currently engage in any business activities that provide it cash flow. The costs of identifying, investigating, and analyzing business combinations will be paid with money in the Company's treasury or as loaned by management.

The Company has been formed to provide a method for a foreign or domestic private company to become a reporting ("public") company whose securities are qualified for trading in the United States secondary market.

PERCEIVED BENEFITS

There are certain perceived benefits to being a reporting company with a class of publicly-traded securities. These include the following:

     - the ability to use registered securities to make an acquisition of assets or businesses;

     - increased visibility;

     - the facilitation of borrowing from financial institutions;

     - improved trading efficiency;

     - shareholder liquidity;

     - greater ease in subsequently raising capital;

     - compensation of key employees through stock options;

     - enhanced corporate image;

     - a presence in the United States capital market.

POTENTIAL TARGET COMPANIES

A business entity, if any, which may be interested in a business combination with the Company may include the following:

     - a company for whom a primary purpose of becoming public is the use of its securities for the acquisition of assets or businesses;

     - a company which is unable to find an underwriter of its securities or is unable to find an underwriter of securities on terms acceptable to it;

     - a company which wishes to become public with less dilution of its common stock than would occur upon an underwriting;

     - a company which believes that it will be able to obtain investment capital on more favorable terms after it has become public;

     - a foreign company which may wish an initial entry into the United States securities market;

     - a special situation company, such as a company seeking a public market to satisfy redemption requirements under a qualified Employee Stock Option Plan;

     - a company seeking one or more of the other perceived benefits of becoming a public company.

A business combination with a target company will normally involve the transfer to the target company of the majority of the issued and outstanding common stock of the Company, and the substitution by the target company of its own management and board of directors.

No assurances can be given that the Company will be able to enter into a business combination, as to the terms of a business combination, or as to the nature of the target company.

The proposed business activities described herein classify the Company as a blank check company. See "GLOSSARY". The Securities and Exchange
Commission and many states have enacted statutes, rules, and regulations
limiting the sale of securities of blank check companies.   Management does
not intend to undertake any efforts to cause a market to develop in the Company's securities until such time as the Company has successfully implemented its business plan described herein. Accordingly, the shareholders of the Company have executed and delivered a "lock-up" letter agreement affirming that such shareholders will not sell or otherwise transfer their shares of the Company's common stock except in connection with or following completion of a merger or acquisition and the Company is no longer classified as a blank check company. The shareholders have deposited their stock certificates with the Company's management, who will not release the certificates except in connection with or following the completion of a merger or acquisition.

The Company is voluntarily filing this Registration Statement with the Securities and Exchange Commission and is under no obligation to do so under the Securities Exchange Act of 1934.

RISK FACTORS

The Company's business is subject to numerous risk factors, including the following:

     A. Conflicts of Interest. Certain conflicts of interest exist between the Company and its officers and directors. They have other business interests to which they currently devote attention, and are expected to continue to do so. As a result, conflicts of interest may arise that can be resolved only through their exercise of judgment in a manner which is consistent with their fiduciary duties to the Company. See "Management," and "Conflicts of Interest."

     In particular, the Company's officer and director has formed three other blind pools or blank check companies simultaneously with the formation of the Company, which have a structure and a business plan identical to that of the Company. It is likely that the Company's officer and director may form additional blind pool or blank check companies in the future, with a business plan similar or identical to that of the Company. Further, the officer and director has previously formed four other blind pool or blank check companies, of which have been registered by a Form 10SB filing. The other blind pool or blank check companies that were formed do not currently create a conflict of interest with the Company because they have the same shareholders. (See Item 5 - "Directors, Executive Officers, Promoters, and Control Persons - Conflicts of Interest").

     It is anticipated that the Company's principal shareholder may actively negotiate or otherwise consent to the purchase of a portion of the common stock as a condition to, or in connection with, a proposed merger or acquisition transaction. In this process, the Company's principal shareholder may consider personal pecuniary benefit rather than the best interests of other Company shareholders, and the other Company shareholders are not expected to be afforded the opportunity to approve or consent to any particular stock buy-out transaction. See "Conflicts of Interest."

     B. Possible Need for Additional Financing. The Company has very limited funds, and such funds may not be adequate to take advantage of any available business opportunities. Even if the Company's funds prove to be sufficient to acquire an interest in, or complete a transaction with, a business opportunity, the Company may not have enough capital to exploit the opportunity. The ultimate success of the Company may depend upon its ability to raise additional capital. The Company has not investigated the availability, source, or terms that might govern the acquisition of additional capital and will not do so until it determines a need for additional financing. If additional capital is needed, there is no assurance that funds will be available from any source or, if available, that they can be obtained on terms acceptable to the Company. If not available, the Company's operations will be limited to those that can be financed with its modest capital.

     C. Regulation of Penny Stocks. The Company's securities, when available for trading, will be subject to a Securities and Exchange Commission rule that imposes special sales practice requirements upon broker-dealers who sell such securities to persons other than established customers or accredited investors. For purposes of the rule, the phrase "accredited investors" means, in general terms, institutions with assets in excess of $5,000,000, or individuals having a net worth in excess of $1,000,000 or having an annual income that exceeds $200,000 (or that, when combined with a spouse's income, exceeds $300,000). For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell the Company's securities and also may affect the ability of purchasers in this offering to sell their securities in any market that might develop therefore.

     In addition, the Securities and Exchange Commission has adopted a number of rules to regulate "penny stocks." Such rules include Rules 3a51-1, 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6, and 15g-7 under the Securities Exchange Act of 1934, as amended. Because the securities of the Company may constitute "penny stocks" within the meaning of the rules, the rules would apply to the Company and to its securities. The rules may further affect the ability of the Company's shareholders to sell their shares in any public market that might develop.

     Shareholders should be aware that, according to Securities and Exchange Commission Release No. 34-29093, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include (i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) "boiler room" practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons;
(iv) excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and (v) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses. The Company's management is aware of the abuses that have occurred historically in the penny stock market. Although the Company does not expect to be in a position to dictate the behavior of the market or broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to the Company's securities.

     D. No Operating History. The Company was formed in February 2000 for the purpose of registering its common stock under the 1934 Act and acquiring a business opportunity. The Company has no operating history, revenues from operations, or assets other than cash from private sales of stock. The Company faces all of the risks of a new business and the special risks inherent in the investigation, acquisition, or involvement in a new business opportunity. The Company must be regarded as a new or "start-up" venture with all of the unforeseen costs, expenses, problems, and difficulties to which such ventures are subject.

     E. No Assurance of Success or Profitability. There is no assurance that the Company will acquire a favorable business opportunity. Even if the Company should become involved in a business opportunity, there is no assurance that it will generate revenues or profits, or that the market price of the Company's outstanding shares will be increased thereby.

     F. Possible Business - Not Identified and Highly Risky. The Company has not identified and has no commitments to enter into or acquire a specific business opportunity. As a result, it is only able to make general disclosures concerning the risks and hazards of acquiring a business opportunity, rather than providing disclosure with respect to specific risks and hazards relating to a particular business opportunity. As a general matter, prospective investors can expect any potential business opportunity to be quite risky. See Item 1 "Description of Business."

     G. Type of Business Acquired. The type of business to be acquired may be one that desires to avoid effecting its own public offering and the accompanying expense, delays, uncertainties, and federal, and state requirements which purport to protect investors. Because of the Company's limited capital, it is more likely than not that any acquisition by the Company will involve other parties whose primary interest is the acquisition of control of a publicly traded company. Moreover, any business opportunity acquired may be currently unprofitable or present other negative factors.

     H. Impracticability of Exhaustive Investigation. The Company's limited funds and the lack of full-time management will likely make it impracticable to conduct a complete and exhaustive investigation and analysis of a business opportunity before the Company commits its capital or other resources thereto. Management decisions, therefore, will likely be made without detailed feasibility studies, independent analysis, market surveys and the like which, if the Company had more funds available to it, would be desirable. The Company will be particularly dependent in making decisions upon information provided by the promoter, owner, sponsor, or others associated with the business opportunity seeking the Company's participation. A significant portion of the Company's available funds may be expended for investigative expenses and other expenses related to preliminary aspects of completing an acquisition transaction, whether or not any business opportunity investigated is eventually acquired.

     I. Lack of Diversification. Because of the limited financial resources that the Company has, it is unlikely that the Company will be able to diversify its acquisitions or operations. The Company's probable inability to diversify its activities into more than one area will subject the Company to economic fluctuations within a particular business or industry and therefore increase the risks associated with the Company's operations.

     J. Possible Reliance upon Unaudited Financial Statements. The Company generally will require audited financial statements from any business that it proposes to acquire. No assurance can be given, however, that audited financials will be available to the Company. In cases where audited financials are unavailable, the Company will have to rely upon unaudited information that has not been verified by outside auditors. The lack of the type of independent verification that audited financial statements would provide increases the risk that the Company, in evaluating an acquisition with such a target company, will not have the benefit of full and accurate information about the financial condition and operating history of the target company. This risk increases the prospect that the acquisition of such a company might prove to be an unfavorable one for the Company or the holders of the Company's securities.

     Moreover, the Company will be subject to the reporting provisions of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and thus will be required to furnish certain information, including audited financial statements, for any existing business it may acquire. Consequently, acquisition prospects that do not have, or are unable to provide reasonable assurances that they will be able to obtain, the required audited statements would not be considered by the Company to be appropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable.
Should the Company, during the time it remains subject to the reporting provisions of the Exchange Act, complete an acquisition of an entity for which audited financial statements prove to be unobtainable, the Company would be exposed to enforcement actions by the Securities and Exchange Commission (the "Commission") and to corresponding administrative sanctions, including permanent injunctions against the Company and its management.
The legal and other costs of defending a Commission enforcement action are likely to have material, adverse consequences for the Company and its business. The imposition of administrative sanctions would subject the Company to further adverse consequences.

     In addition, the lack of audited financial statements would prevent the securities of the Company from becoming eligible for listing on NASDAQ, the automated quotation system sponsored by the National Association of Securities Dealers, Inc., or on any existing stock exchange. Moreover, the lack of such financial statements is likely to discourage broker-dealers from becoming or continuing to serve as market makers in the securities of the Company. Without audited financial statements, the Company would almost certainly be unable to offer securities under a registration statement pursuant to the Securities Act of 1933, and the ability of the Company to raise capital would be significantly limited until such financial statements were to become available.

     K. Other Regulation. An acquisition made by the Company may be of a business that is subject to regulation or licensing by federal, state, or local authorities. Compliance with such regulations and licensing can be expected to be a time-consuming, expensive process and may limit other investment opportunities of the Company.

     L. Dependence upon Management; Limited Participation of Management.
The Company will be heavily dependent upon the skills, talents, and abilities of its officers and directors to implement its business plan, and may, from time to time, find that the inability of such persons to devote their full time attention to the business of the Company results in a delay in progress toward implementing its business plan. Furthermore, the Company will be entirely dependent upon the experience of its officers and directors in seeking, investigating, and acquiring a business and in making decisions regarding the Company's operations. See "Management." Because investors will not be able to evaluate the merits of possible business acquisitions by the Company, they should critically assess the information concerning the Company's officers and directors.

     M. Lack of Continuity in Management. The Company does not have an employment agreement with any of its officers or directors, and as a result, there is no assurance that they will continue to manage the Company in the future. In connection with acquisition of a business opportunity, it is likely the current officers and directors of the Company may resign. A decision to resign will be based upon the identity of the business opportunity and the nature of the transaction, and is likely to occur without the vote or consent of the stockholders of the Company.

     N. Indemnification of Officers and Directors. The Company's Articles of Incorporation provide for the indemnification of its directors, officers, employees, and agents, under certain circumstances, against attorney's fees and other expenses incurred by them in an litigation to which they become a party arising from their association with or activities on behalf of the Company. The Company will also bear the expenses of such litigation for any of its directors, officers, employees, or agents, upon such person's promise to repay the Company therefor if it is ultimately determined that any such person shall not have been entitled to indemnification. This indemnification policy could result in substantial expenditures by the Company that it will be unable to recoup.

     O. Director's Liability Limited. The Company's Articles of Incorporation excludes personal liability of its directors to the Company and its stockholders for monetary damages for breach of fiduciary duty except in certain specified circumstances. Accordingly, the Company will have a much more limited right of action against its directors than otherwise would be the case. This provision does not affect the liability of any director under federal or applicable state securities laws.

     P. Dependence upon Outside Advisors. To supplement the business experience of its officers and directors, the Company may be required to employ accountants, technical experts, appraisers, attorneys, or other consultants or advisors. Selection of any such advisors will be made by the Company's officers, without any input from stockholders.

Furthermore, it is anticipated that such persons may be engaged on an "as needed" basis without a continuing fiduciary or other obligation to the Company. In the event the officers of the Company consider it necessary to hire outside advisors, they may elect to hire persons who are affiliates, if those affiliates are able to provide the required services.

     Q. Leveraged Transactions. There is a possibility that any acquisition of a business opportunity by the Company may be leveraged, i.e., the Company may finance the acquisition of the business opportunity by borrowing against the assets of the business opportunity to be acquired, or against the projected future revenues or profits of the business opportunity. This could increase the Company's exposure to larger losses. A business opportunity acquired through a leveraged transaction is profitable only if it generates enough revenues to cover the related debt and expenses. Failure to make payments on the debt incurred to purchase the business opportunity could result in the loss of a portion or all of the assets acquired. There is no assurance that any business opportunity acquired through a leveraged transaction will generate sufficient revenues to cover the related debt and expenses.

     R. Competition. The search for potentially profitable business opportunities is intensely competitive. The Company expects to be at a disadvantage when competing with many firms that have substantially greater financial and management resources and capabilities than the Company. These competitive conditions will exist in any industry in which the Company may become interested.

     S. No Foreseeable Dividends. The Company has not paid dividends on its Common Stock and does not anticipate paying such dividends in the foreseeable future.

     T. Loss of Control by Present Management and Stockholders. The Company may consider an acquisition in which the Company would issue as consideration for the business opportunity to be acquired an amount of the Company's authorized but unissued Common Stock that would, upon issuance, represent the great majority of the voting power and equity of the Company. The result of such an acquisition would be that the acquired company's stockholders and management would control the Company, and the Company's management could be replaced by persons unknown at this time. Such a merger would result in a greatly reduced percentage of ownership of the Company by its current shareholders. In addition, in conjunction with such a transaction, the Company's current officers, directors, and principal shareholders could sell their controlling block of stock at a premium price to the acquired company's stockholders.

     U. No Public Market Exists. There is no public market for the Company's common stock, and no assurance can be given that a market will develop or that a shareholder ever will be able to liquidate his investment without considerable delay, if at all. If a market should develop, the price may be highly volatile. Factors such as those discussed in this "Risk Factors" section may have a significant impact upon the market price of the securities offered hereby. Owing to the low price of the securities, many brokerage firms may not be willing to effect transactions in the securities. Even if a purchaser finds a broker willing to effect a transaction in these securities, the combination of brokerage commissions, state transfer taxes, if any, and any other selling costs may exceed the selling price. Further, many lending institutions will not permit the use of such securities as collateral for any loans.

     V. Rule 144 Sales. All of the outstanding shares of Common Stock held by present stockholders are "restricted securities" within the meaning of Rule 144 under the Securities Act of 1933, as amended. As restricted shares, these shares may be resold only pursuant to an effective registration statement or under the requirements of Rule 144 or other applicable exemptions from registration under the Act and as required under applicable state securities laws. Rule 144 provides in essence that a person who has held restricted securities for a prescribed period may, under certain conditions, sell every three months, in brokerage transactions, a number of shares that does not exceed the greater of 1.0% of a company's outstanding common stock or the average weekly trading volume during the four calendar weeks prior to the sale. There is no limit on the amount of restricted securities that may be sold by a non-affiliate after the owner has held the restricted securities for a period of at least two years. A sale under Rule 144 or under any other exemption from the Act, if available, or pursuant to subsequent registrations of shares of Common Stock of present stockholders, may have a depressive effect upon the price of the Common Stock in any market that may develop.

    W. Blue Sky Considerations. Because the securities registered hereunder have not been registered for resale under the blue sky laws of any state, the holders of such shares and persons who desire to purchase them in any trading market that might develop in the future, should be aware that there may be significant state blue-sky law restrictions upon the ability of investors to sell the securities and of purchasers to purchase the securities. Some jurisdictions may not allow the trading or resale of blind-pool or "blank-check" securities under any circumstances. Accordingly, investors should consider the secondary market for the Company's securities to be a limited one.

ITEM 2.  PLAN OF OPERATION

The Company intends to merge with or acquire a business entity in exchange for the Company's securities. The Company has no particular acquisitions in mind and has not entered into any negotiations regarding such an acquisition. Neither the Company's officer and director, nor any affiliates, has engaged in any negotiations with any representative of any company regarding the possibility of an acquisition or merger between the Company and such other company.

Kevin Nichols and Jeff Nichols, the principal shareholders of the Company, anticipate seeking out a target company through solicitation. Such solicitation may include newspaper or magazine advertisements, mailings, and other distributions to law firms, accounting firms, investment bankers, financial advisors and similar persons, the use of one or more World Wide Web sites, and similar methods. No estimate can be made as to the number of persons who will be contacted or solicited. Any such solicitation will be at the expense of Altres Group, LLC. Altres Group, LLC pays may pay referral fees to consultants and others who refer target businesses for mergers into blank check companies in which Altres Group, LLC has an interest. Payments are made if a merger occurs, and may consist of cash or a portion of the stock in the Company retained by Kevin Nichols, Jeff Nichols, or Altres Group, LLC or any combination thereof.

The Company has no full time employees. The Company's president has agreed to allocate a portion of his time to the activities of the Company, without compensation. The president anticipates that the business plan of the Company can be implemented by his devoting up to five hours per month to the business affairs of the Company and, consequently, conflicts of interest may arise with respect to the limited time commitment by such officer.

Management is currently involved with other blank check companies, and may be involved in creating additional blank check companies similar to this one. A conflict may arise in the event that another blank check company with which management is affiliated is formed and actively seeks a target company. Management anticipates that target companies will be located for the Company and other blank check companies in chronological order of the date of formation of such blank check companies. However, other blank check companies that may be formed may differ from the Company in certain items such as place of incorporation, number of shares and shareholders, working capital, types of authorized securities, or other items. It may be that a target company may be more suitable for or may prefer a certain blank check company formed after the Company. In such case, a business combination might be negotiated on behalf of the more suitable or preferred blank check company regardless of date of formation. See "ITEM 5, DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, AND CONTROL PERSONS - Current Blank Check Companies".

The Certificate of Incorporation of the Company provides that the Company may indemnify officers and/or directors of the Company for liabilities, which can include liabilities arising under the securities laws. Therefore, assets of the Company could be used or attached to satisfy any liabilities subject to such indemnification.

GENERAL BUSINESS PLAN

The Company's purpose is to seek, investigate and, if such investigation warrants, acquire an interest in a business entity presented to it by persons or firms who or which desire to seek the perceived advantages of a corporation which has a class of securities registered under the Exchange Act. The Company will not restrict its search to any specific business, industry, or geographical location and the Company may participate in a business venture of virtually any kind or nature. This discussion of the proposed business is not meant to be restrictive of the Company's virtually unlimited discretion to search for and enter into potential business opportunities. Management anticipates that it will be able to participate in only one potential business venture because the Company has nominal assets and limited financial resources. See ITEM F/S, "FINANCIAL STATEMENTS." This lack of diversification should be considered a substantial risk to the shareholders of the Company because it will not permit the Company to offset potential losses from one venture against gains from another.

The Company may seek a business opportunity with entities, which have recently commenced operations, or which wish to utilize the public marketplace in order to raise additional capital in order to expand into new products or markets, to develop a new product or service, or for other corporate purposes. The Company may acquire assets and establish wholly-owned subsidiaries in various businesses or acquire existing businesses as subsidiaries.

The Company anticipates that the selection of a business opportunity in which to participate will be complex and extremely risky. Management believes (but has not conducted any research to confirm) that there are business entities seeking the perceived benefits of a publicly registered corporation. Such perceived benefits may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for incentive stock options or similar benefits to key employees, increasing the opportunity to use securities for acquisitions, providing liquidity for shareholders, and other factors. Business opportunities may be available in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities difficult and complex.

The Company has, and will continue to have, no capital with which to provide the owners of business opportunities with any cash or other assets. However, management believes the Company will be able to offer owners of acquisition candidates the opportunity to acquire a controlling ownership interest in a publicly registered company without incurring the cost and time required to conduct an initial public offering. Management has not conducted market research and is not aware of statistical data to support the perceived benefits of a merger or acquisition transaction for the owners of a business opportunity.

The analysis of new business opportunities will be undertaken by, or under the supervision of, the officer and director of the Company, who is not a professional business analyst. In analyzing prospective business opportunities, management will consider such matters as the available technical, financial and managerial resources; working capital and other financial requirements; history of operations, if any; prospects for the future; nature of present and expected competition; the quality and experience of management services which may be available and the depth of that management; the potential for further research, development, or exploration; specific risk factors not now foreseeable but which then may be anticipated to impact the proposed activities of the Company; the potential for growth or expansion; the potential for profit; the perceived public recognition or acceptance of products, services, or trades; name identification; and other relevant factors. To the extent possible, management intends to utilize written reports and personal investigation to evaluate the above factors. The Exchange Act requires that any merger or acquisition candidate comply with certain reporting requirements, which include providing audited financial statements to be included in the reporting filings made under the Exchange Act. The Company will not acquire or merge with any company for which audited financial statements cannot be obtained at or within a reasonable period of time after closing of the proposed transaction.

The Company will not restrict its search for any specific kind of firms, but may acquire a venture which is in its preliminary or development stage, which is already in operation, or in essentially any stage of its business life.
It is impossible to predict at this time the status of any business in which the Company may become engaged, in that such business may need to seek additional capital, may desire to have its shares publicly traded, or may seek other perceived advantages which the Company may offer.

Management of the Company, which in all likelihood will not be experienced in matters relating to the business of a target company, will rely upon its own efforts in accomplishing the business purposes of the Company. Outside consultants or advisors may be utilized by the Company to assist in the search for qualified target companies. If the Company does retain such an outside consultant or advisor, any cash fee earned by such person will need to be assumed by the target company, as the Company has limited cash assets with which to pay such obligation.

If management did determine to utilize the services of a consultant in the selection of a target company, such consultant would likely be used to supplement the business experience of management, such as accountants, technical experts, appraisers, attorneys, or others. Management would select a consultant based on the type of target company sought, the form and amount of compensation required by the consultant, the years such consultant had been in business and rate of success in matching target companies with acquiring companies. If a consultant were used, management would expect that any such consultant would provide the Company with a selection of target companies, would provide due diligence assistance for study of the target company, would assist in negotiating the terms of a business combination, and would serve to facilitate the negotiation process. More than one consultant could be used in locating a target company.

The Company has no agreements or understandings currently with any consultant to provide services and does not intend to have any such relationship prior to acquisition of a target company. If requested by a target company, management may recommend one or more underwriters, financial advisors, accountants, public relations firms, or other consultants.

A potential target company may have an agreement with a consultant or advisor providing those services of the consultant or advisor is continued after any business combination. Additionally, a target company may be presented to the Company only on the condition that the services of a consultant or advisor be continued after a merger or acquisition. Such preexisting agreements of target companies for the continuation of the services of attorneys, accountants, advisors, or consultants could be a factor in the Company's selection of a target company.

ACQUISITION OF OPPORTUNITIES

In implementing a structure for a particular business acquisition, the Company may become a party to a merger, consolidation, reorganization, joint venture, or licensing agreement with another corporation or entity. It may also acquire stock or assets of an existing business. On the consummation of a transaction, it is probable that the present management and shareholders of the Company will no longer be in control of the Company. In addition, it is likely that the Company's officer and director will, as part of the terms of the acquisition transaction, resign and be replaced by one or more new officers and directors.

It is anticipated that any securities issued in any such reorganization would be issued in reliance upon exemption from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of its transaction, the Company may agree to register all or a part of such securities immediately after the transaction is consummated or at specified times thereafter. If such registration occurs, of which there can be no assurance, it will be undertaken by the surviving entity after the Company has entered into an agreement for a business combination or has consummated a business combination and the Company is no longer considered a blank check company. Until such time as this occurs, the Company will not attempt to register any additional securities. The issuance of substantial additional securities and their potential sale into any trading market which may develop in the Company's securities may have a depressive effect on the market value of the Company's securities in the future if such a market develops, of which there is no assurance.

While the actual terms of a transaction to which the Company may be a party cannot be predicted, it may be expected that the parties to the business transaction will find it desirable to avoid the creation of a taxable event and thereby structure the acquisition in a "tax-free" reorganization under Sections 351 or 368 of the Internal Revenue Code of 1986, as amended (the "Code").

With respect to any merger or acquisition negotiations with a target company, management expects to focus on the percentage of the Company which target company shareholders would acquire in exchange for their shareholdings in the target company. Depending upon, among other things, the target company's assets and liabilities, the Company's shareholders will in all likelihood hold a substantially lesser percentage ownership interest in the Company following any merger or acquisition. The percentage of ownership may be subject to significant reduction in the event the Company acquires a target company with substantial assets. Any merger or acquisition effected by the Company can be expected to have a significant dilative effect on the percentage of shares held by the Company's shareholders at such time.

The Company will participate in a business opportunity only after the negotiation and execution of appropriate agreements. Although the terms of such agreements cannot be predicted, generally such agreements will require certain representations and warranties of the parties thereto, will specify certain events of default, will detail the terms of closing and the conditions which must be satisfied by the parties prior to and after such closing, will outline the manner of bearing costs, including costs associated with the Company's attorneys and accountants, and will include miscellaneous other terms.

The Company will not acquire or merge with any entity, which cannot provide audited financial statements at or within a reasonable period of time after closing of the proposed transaction. The Company is subject to all of the reporting requirements included in the Exchange Act. Included in these requirements is the duty of the Company to file audited financial statements as part of its Form 8-K to be filed with the Securities and Exchange Commission upon consummation of a merger or acquisition, as well as the Company's audited financial statements included in its annual report on Form 10-K (or 10-KSB, as applicable). If such audited financial statements are not available at closing, or within time parameters necessary to insure the Company's compliance with the requirements of the Exchange Act, or if the audited financial statements provided do not conform to the representations made by the target company, the closing documents may provide that the proposed transaction will be voidable at the discretion of the present management of the Company.

Management has agreed that it will advance to the Company any additional funds that the Company needs for operating capital and for costs in connection with searching for or completing an acquisition or merger. Such advances will be made without expectation of repayment unless the owners of the business which the Company acquires or merges with agree repay all or a portion of such advances. There is no minimum or maximum amount management will advance to the Company. The Company will not borrow any funds to make any payments to the Company's promoters, management, or their affiliates or associates.

The Board of Directors has passed a resolution, which contains a policy that the Company will not seek an acquisition or merger with any entity in which the Company's officer, director, and shareholders or any affiliate or associate serves as an officer or director or holds any ownership interest.

COMPETITION

The Company will remain an insignificant participant among the firms that engage in the acquisition of business opportunities. There are many established venture capital and financial concerns that have significantly greater financial and personnel resources and technical expertise than the Company. In view of the Company's combined extremely limited financial resources and limited management availability, the Company will continue to be at a significant competitive disadvantage compared to the Company's competitors.

ITEM 3.  DESCRIPTION OF PROPERTY

The Company has no properties and at this time has no agreements to acquire any properties. The Company currently uses the offices of Kevin Nichols at no cost to the Company. Kevin Nichols has agreed to continue this arrangement until the Company completes an acquisition or merger.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of December 26, 2001, each person known by the Company to be the beneficial owner of five percent or more of the Company's Common Stock, all directors individually, and all directors and officers of the Company as a group. Except as noted, each person has sole voting and investment power with respect to the shares shown.

Name and Address                  Amount of                 Percentage
of Beneficial Owner               Beneficial Ownership      of Class
-------------------               --------------------      --------
Altres Group, LLC (1)(2)               5,000,000              100%
7011 South Brookshire Ct.
Spokane, WA 99223

Kevin Nichols (1)(2)                   2,500,000               50%
7011 South Brookshire Ct.
Spokane, WA 99223

Jeff Nichols (1)(2)                    2,500,000               50%
1750 B Grant Avenue
San Francisco, CA 94133

All Executive Officers and
Directors as a Group (1 Person)        5,000,000              100%

(1) Since Altres Group, LLC has fewer than 100 shareholders and is not making and does not intend to make a public offering of its securities, management believes that it is not deemed to be an investment company by virtue of an exemption provided under the Investment Company Act of 1940, as amended.

(2) Kevin Nichols and Jeff Nichols each own 50% of Altres Group, LLC and are its principals. Altres Group is a corporate/business development and consulting firm, and thus the Nichols' are considered beneficial owners of the shares of common stock of the Company issued to Altres Group, LLC. The Messrs. Nichols are brothers.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, AND CONTROL PERSONS.

     The Company has one Director and Officer, and one other control person, as follows:

Name                          Age          Positions and Offices Held
-----------------             ---          --------------------------

Kevin Nichols                  42          President, Secretary,
                                           Director

Jeff Nichols                   45          Control Person

There are no agreements or understandings for the officer or director to resign at the request of another person and the above-named officer and director is not acting on behalf of nor will act at the direction of any other person.

Set forth below is the name of the director and officer of the Company, all positions and offices with the Company held, the period during which he has served as such, and the business experience during at least the last five years:

Kevin Nichols received his Bachelor of Business Administration degree in accounting from Boise State University in 1980. From 1980 to 1983, he was a CPA with Arthur Andersen & Company. From 1983 to 1985, he was Assistant
Vice President - Finance with SAFECO Properties. From 1985 to 1987, he was Assistant Vice President with Wells Fargo Real Estate Advisors. From 1987 to 1992, he was a Vice President - Commercial Real Estate with Seattle First National Bank. From 1992 to 1997, he was Director - Development & Special Projects with Kiemle & Hagood Company, a full service commercial real estate company in Spokane, WA. Mr. Nichols left Kiemle & Hagood Company to form Altres Group, LLC, which specializes in business development and investment services. In addition, Mr. Nichols is a Director and the Chief Financial Officer of High Altitude Mapping Missions, Inc., a private company, in its development stage, that is looking to commercially exploit radar technology to topographically map the earth's surface.

Set forth below is the name of a control person of the Company and the business experience during at least the last five years:

Jeff Nichols received his J.D. from the University of California, Hastings College of Law, and has studied finance, accounting, and economics at the graduate and undergraduate levels at the University of Washington and Boise State University, respectively. Mr. Nichols is a member of the bar of the State of California. As a sole practitioner, he provides a variety of legal services in the area of general contracts, securities offerings, mergers and acquisitions, and international transactions. He established Altres Group, LLC with his brother, Kevin Nichols, to focus on business development and investment services, while also maintaining his active role as a practicing attorney. In addition, Mr. Nichols is a Director, the President, and Chief Executive Officer of High Altitude Mapping Missions, Inc., a private company, in its development stage, that is looking to commercially exploit radar technology to topographically map the earth's surface.

CURRENT BLANK CHECK COMPANIES

Mr. Nichols is the President, sole director, and a beneficial Shareholder of Polycera Corporation, Wiley Rock Incorporated, and Oiram Incorporated, all of which are "reporting companies", under the Exchange Act. The initial business purposes of these three companies were to engage in a merger or acquisition with an unidentified company or companies and each will be classified as a blank check company until completion of a business acquisition. Further, Mr. Nichols is the president, sole director, and a beneficial shareholder of the blank check companies, Elsinore Capital I, Ltd., Elsinore Capital II, Ltd., and Elsinore Capital III, Ltd. It is anticipated that Mr. Nichols will be filing Form 10-SB's for some, if not all of these three companies in concurrence with this 10-SB Form, or within the year following the date of this filing.

Mr. Nichols anticipates possibly being involved with additional blank check Companies in the future as filed under the Securities Act or under the Exchange Act.

CONFLICTS OF INTEREST

The Company's officer and director have organized and expect to possibly organize other companies of a similar nature and with a similar purpose as the Company. Consequently, there are potential inherent conflicts of interest in acting as an officer and director of the Company. Insofar as the officer and director is engaged in other business activities, management anticipates that it will devote only a minor amount of time to the Company's affairs.
The Company does not have a right of first refusal pertaining to opportunities that come to management's attention insofar as such opportunities may relate to the Company's proposed business operations.

A conflict may arise in the event that another blank check company with which management is affiliated is formed and actively seeks a target company. It is anticipated that target companies will be located for the Company and other blank check companies in chronological order of the date of formation of such blank check companies. However, any blank check companies that may be formed may differ from the Company in certain items such as place of incorporation, number of shares and shareholders, working capital, types of authorized securities, or other items. It may be that a target company may be more suitable for or may prefer a certain blank check company formed after the Company. In such case, a business combination might be negotiated on behalf of the more suitable or preferred blank check company regardless of date of formation. Mr. Nichols will be responsible for seeking, evaluating, negotiating, and consummating a business combination with a target company that may result in terms providing benefits to Mr. Nichols.

Mr. Nichols is a 50% owner and a principal of Altres Group, LLC, a corporate/business development company, and he is also a Director and Chief Financial Officer of High Altitude Mapping Missions, Inc., a start-up company looking to commercially exploit radar technology to topographically map the earth's surface. As such, demands may be placed on the time of Mr. Nichols that will detract from the amount of time he is able to devote to the Company. Mr. Nichols intends to devote as much time to the activities of the Company as required. However, should such a conflict arise, there is no assurance that Mr. Nichols would not attend to other matters prior to those of the Company. Mr. Nichols projects that initially approximately five hours per month of his time may be spent locating a target company which amount of time would increase when the analysis of, and negotiations and consummation with, a target company are conducted.

Mr. Nichols owns 50% of Altres Group, LLC that, in turn, owns 5,000,000 shares of common stock of the Company. No other securities, or rights to securities, of the Company will be issued to management or promoters, or their affiliates or associates, prior to the completion of a business combination. At the time of a business combination, management expects that some or all of the 5,000,000 shares of Common Stock owned by Altres Group, LLC will be purchased by the target company. The amount of Common Stock sold or continued to be owned by Altres Group, LLC cannot be determined at this time.

The terms of a business combination may provide for a payment by cash or otherwise to Altres Group, LLC for the purchase of all or parts of its common stock of the Company by a target company. Mr. Nichols would directly benefit from such employment or payment. Such benefits may influence Mr. Nichols's choice of a target company.

The Company may agree to pay finder's fees, as appropriate and allowed, to unaffiliated persons who may bring a target company to the Company where that reference results in a business combination. The amount of any finder's will be subject to negotiation, and cannot be estimated at this time. No finder's fee of any kind will be paid to management or promoters of the Company or to their associates or affiliates. No loans of any type have, or will be, made to management or promoters of the Company or to any of their associates or affiliates.

The Company's officer and director, its promoter, and their affiliates or associates have not had any negotiations with and there are no present arrangements or understandings with any representatives of the owners of any business or company regarding the possibility of a business combination with the Company.

The Company will not enter into a business combination, or acquire any assets of any kind for its securities, in which management or promoters of the Company, or any affiliates, or associates have any interest, direct or indirect.

Management has adopted certain policies involving possible conflicts of interest, including prohibiting any of the following transactions involving management, promoters, shareholders or their affiliates or associates:

    (i)   Any lending by the Company to such persons;
    (ii) The issuance of any additional securities to such persons prior to a business combination;
    (iii) The entering into any business combination or acquisition of assets in which such persons have any interest, direct or indirect; or
    (iv)  The payment of any finder's fees to such persons.

These policies have been adopted by the Board of Directors of the Company, and any changes in these provisions require the approval of the Board of Directors. Management does not intend to propose any such action and does not anticipate that any such action will occur.

There are no binding guidelines or procedures for resolving potential conflicts of interest. Failure by management to resolve conflicts of interest in favor of the Company could result in liability of management to the Company. However, any attempt by shareholders to enforce a liability of management to the Company would most likely be prohibitively expensive and time consuming.

INVESTMENT COMPANY ACT OF 1940

Although the Company will be subject to regulation under the Securities Act of 1933 and the Securities Exchange Act of 1934, management believes the Company will not be subject to regulation under the Investment Company Act of 1940 insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940. Any violation of such Act would subject the Company to material adverse consequences.

ITEM 6.  EXECUTIVE COMPENSATION

The Company's officer and director does not receive any compensation for his services rendered to the Company, has not received such compensation in the past, and is not accruing any compensation pursuant to any agreement with the Company.

The officer and director of the Company will not receive any finder's fee, either directly or indirectly, as a result of his efforts to implement the Company's business plan outlined herein. However, the officer and director of the Company anticipates receiving benefits as a beneficial shareholder of the Company. See "ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT."

No retirement, pension, profit sharing, stock option, or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

On February 10, 2000 the Company issued a total of 5,000,000 shares of Common Stock to the following persons for a total of $500 in cash:

Name                        Number of Total Shares        Consideration
----                        ----------------------        -------------
Altres Group, LLC                  5,000,000                  $ 500

The Board of Directors has passed a resolution, which contains a policy that the Company will not seek an acquisition or merger with any entity in which the Company's officer, director, or shareholder, or their affiliates or associates serve as an officer or director or hold any ownership interest. Management is not aware of any circumstances under which this policy may be changed.

The proposed business activities described herein classify the Company as a blank check company. See "GLOSSARY". The Securities and Exchange Commission and many states have enacted statutes, rules and regulations limiting the sale of securities of blank check companies. Management does not intend to undertake any efforts to cause a market to develop in the Company's securities until such time as the Company has successfully implemented its business plan described herein. Accordingly, the shareholders of the Company have executed and delivered a "lock-up" letter agreement, affirming that such shareholders shall not sell their shares of the Company's common stock except in connection with or following completion of a merger or acquisition and the Company is no longer classified as a blank check company. The shareholders have deposited their stock certificates with the Company's management, who will not release the certificates except in connection with or following the completion of a merger or acquisition.

ITEM 8.  DESCRIPTION OF SECURITIES.

The authorized capital stock of the Company consists of 100,000,000 shares of Common Stock, par value $.0001 per share. The following statements relating to the capital stock are summaries and do not purport to be complete. Reference is made to the more detailed provisions of, and such statements are qualified in their entirety by reference to, the Articles of Incorporation and the By-laws, copies of which are filed as exhibits to this registration statement.

COMMON STOCK

Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of common stock do not have cumulative voting rights. Holders of common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share pro-rata all assets remaining after payment in full of all liabilities. All of the outstanding shares of common stock are, and the shares of common stock offered by the Company pursuant to this offering will be, when issued and delivered, fully paid and non-assessable.

Holders of common stock have no preemptive rights to purchase the Company's common stock. There are no conversion or redemption rights or sinking fund provisions with respect to the common stock.

PREFERRED STOCK AND DEBT

The Company has not issued any preferred stock or debt and has no intentions of issuing any in the foreseeable future.

DIVIDENDS

Dividends, if any, will be contingent upon the Company's revenues and earnings, if any, capital requirements and financial conditions. The payment of dividends, if any, will be within the discretion of the Company's Board of Directors. The Company presently intends to retain all earnings, if any, for use in its business operations and accordingly, the Board of Directors does not anticipate declaring any dividends prior to a business combination.

GLOSSARY

"Blank Check" Company. As defined in Section 7(b)(3) of the Securities Act, a "blank check" company is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies and is issuing "penny stock" securities as defined in Rule 3a51-1 of the Exchange Act.

The Company. Elsinore Capital IV, Ltd., the company whose common stock is the subject of this registration statement.

Exchange Act.  The Securities Exchange Act of 1934, as amended.

"Penny Stock" Security. As defined in Rule 3a51-1 of the Exchange Act, a "penny stock" security is any equity security other than a security (i) that is a reported security (ii) that is issued by an investment company
(iii) that is a put or call issued by the Option Clearing Corporation (iv) that has a price of $5.00 or more (except for purposes of Rule 419 of the Securities Act) (v) that is registered on a national securities exchange (vi) that is authorized for quotation on the Nasdaq Stock Market, unless other provisions of Rule 3a51-1 are not satisfied, or (vii) that is issued by an issuer with (a) net tangible assets in excess of $2,000,000, if in continuous operation for more than three years or $5,000,000 if in operation for less than three years or (b) average revenue of at least $6,000,000 for the last three years.

Altres Group, LLC. Altres Group, LLC, is a private company owned 50% by management of the Company. Altres Group, LLC provides corporate and business development consultation services.

Small Business Issuer. As defined in Rule 12b-2 of the Exchange Act, a "Small Business Issuer" is an entity (i) which has revenues of less than $25,000,000 (ii) whose public float (the outstanding securities not held by affiliates) has a value of less than $25,000,000 (iii) which is a United States or Canadian issuer (iv) which is not an Investment Company and (v) if a majority-owned subsidiary, whose parent corporation is also a small business issuer.


                                 PART II

ITEM 1.  MARKET PRICE FOR COMMON EQUITY AND RELATED STOCKHOLDER
         MATTERS.

     a) MARKET PRICE. There is no trading market for the Company's Common Stock at present and there has been no trading market to date. There is no assurance that a trading market will ever develop or, if such a market does develop that it will continue.

The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a "penny stock," for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

In order to qualify for listing on the Nasdaq SmallCap Market, a company must have at least (i) net tangible assets of $4,000,000 or market capitalization of $50,000,000 or net income for two of the last three years of $750,000;
(ii) public float of 1,000,000 shares with a market value of $5,000,000;
(iii) a bid price of $4.00; (iv) three market makers; (v) 300 shareholders and (vi) an operating history of one year or, if less than one year, $50,000,000 in market capitalization. For continued listing on the Nasdaq SmallCap Market, a company must have at least (i) net tangible assets of $2,000,000 or market capitalization of $35,000,000 or net income for two of the last three years of $5,000,000; (ii) a public float of 5,000,000 shares with a market value of $1,000,000; (iii) a bid price of $1.00; (iv) two market makers; and (v) 300 shareholders.

If, after a merger or acquisition, the Company does not meet the qualifications for listing on the Nasdaq SmallCap Market, the Company's securities may be traded in the over-the-counter ("OTC") market. The OTC market differs from national and regional stock exchanges in that it (1) is not cited in a single location but operates through communication of bids, offers and confirmations between broker-dealers and (2) securities admitted to quotation are offered by one or more broker-dealers rather than the "specialist" common to stock exchanges. The Company may apply for listing on the NASD OTC Bulletin Board or may offer its securities in what are commonly referred to as the "pink sheets" of the National Quotation Bureau, Inc. To qualify for listing on the NASD OTC Bulletin Board, an equity security must have one registered broker-dealer, known as the market maker, willing to list bid or sale quotations and to sponsor the company for listing on the Bulletin Board.

If the Company is unable initially to satisfy the requirements for quotation on the Nasdaq SmallCap Market or becomes unable to satisfy the requirements for continued quotation thereon, and trading, if any, is conducted in the OTC market, a shareholder may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, the Company's securities.

     (b) HOLDERS. There is one holder of the Company's Common Stock. On February 10, 2000 the Company issued 5,000,000 of its Common Shares to this shareholder for cash at $.0001 per share for a total price of $500. The issued and outstanding shares of the Company's Common Stock were issued in accordance with the exemptions from registration afforded by Sections 3(b) and 4(2) of the Securities Act of 1933 and Rules 506 and 701 promulgated thereunder.

     (c) DIVIDENDS. The Company has not paid any dividends to date, and has no plans to do so in the immediate future.

ITEM 2.  LEGAL PROCEEDINGS

There is no litigation pending or threatened by or against the Company.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

The Company has not changed accountants since its formation and there are no disagreements with the findings of its accountants.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

During the past three years, the Company has sold securities that were not registered as follows:

Date             Name                     Number of Shares   Consideration
----             ----                     ----------------   -------------
February 10,
 2000          Altres Group, LLC (1)         5,000,000           $500

     (1) Mr. Kevin Nichols, the president and sole director of the Company, is a 50% owner and a principal of Altres Group, LLC and is therefore considered to be the beneficial owner of the common stock of the Company issued to Altres Group, LLC. Mr. Jeff Nichols, is a 50% owner and a principal of Altres Group, LLC, and therefore is considered to be a beneficial owner of the common stock of the Company issued to Altres Group, LLC, and is considered a control person with respect to the Company.
With respect to the sales made to Altres Group, LLC, Inc., the Company relied on Section 4(2) of the Securities Act of 1933, as amended and Rule 506 promulgated thereunder.

The shareholders of the Company have executed and delivered a "lock-up" letter agreement which provides that such shareholders shall not sell the securities except in connection with or following the consummation of a merger or acquisition. Further, each shareholder has placed its stock certificates with the Company until such time. Any liquidation by the current shareholders after the release from the "lock-up" selling limitation period may have a depressive effect upon the trading price of the Company's securities in any future market which may develop.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Company's Articles of Incorporation allow for the indemnification of Company Officers and Directors in regard to their carrying out the duties of their offices.

INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933, AS AMENDED, MAY BE PERMITTED TO DIRECTORS, OFFICERS, OR PERSONS CONTROLLING THE COMPANY PURSUANT TO THE FOREGOING PROVISIONS, IT IS THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION THAT SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE ACT AND IS THEREFORE UNENFORCEABLE.

                              PART F/S

FINANCIAL STATEMENTS.

Attached are audited financial statements for the Company for the period ended November 30, 2001. The following financial statements are attached to this report and filed as a part thereof.

     1) Table of Contents - Financial Statements
     2) Report of Independent Certified Public Accountants
     3) Balance Sheet
     4) Statement of Operations
     5) Statement of Changes in Stockholders' Equity
     6) Statement of Cash Flows
     7) Notes to Financial Statements

                          ELSINORE CAPITAL IV LTD.

                       AUDITED FINANCIAL STATEMENTS

            As of December 31, 2000 and November 30, 2001, and for the
               Period from February 10, 2000 (date of Inception)
                          through November 30, 2001


Independent Auditor's Report                                       2

Financial Statements:

Balance Sheets
  as of December 31 , 2000 and November 30, 2001                       3

Statements of Operations
  for the period from February 10, 2000 (date of Inception)
  through December 31, 2000, the eleven months ended
  November 30, 2001, and the cumulative period from
  February 10, 2000 through November 30, 2001                          4

Statement of Changes In Stockholders' Equity
  for the period from February 10, 2000 (date of Inception)
  through December 31, 2000, the eleven months ended
  November 30, 2001, and the cumulative period from
  February 10, 2000 through November 30, 2001                          5

Statements of Cash Flows
   for the period from February 10, 2000 (date of Inception)
   through December 31, 2000, the eleven months ended
   November 30, 2001, and the cumulative period from
   February 10, 2000 through November 30, 2001                         6

Notes to Financial Statements7

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Shareholders of Elsinore Capital IV Ltd.:

I have audited the accompanying Balance Sheets of Elsinore Capital IV Ltd. (a Delaware Corporation) as of December 31, 2000 and November 30, 2001, and the related Statements of Operations, Changes In Stockholders' Equity, and Cash Flows for the period from February 10, 2000 (the date of Inception) through December 31, 2000, the eleven months ended November 30, 2001, and the cumulative period from February 10, 2000 through November 30, 2001. These Financial Statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the Financial Statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Financial Statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall Financial Statement presentation. I believe that my audit provided a reasonable basis for my opinion.

In my opinion, the Financial Statements referred to above present fairly, in all material respects, the financial position of Elsinore Capital IV Ltd. as of December 31, 2000 and November 30, 2001, and the results of its operations and its cash flows for the periods from February 10, 2000 (date of Inception) through December 31, 2000, the eleven months ended November 30, 2001, and the cumulative period from February 10, 2000 through November 30, 2001, in conformity with generally accepted accounting principles.


                            /s/ Merri Nickerson
                            -------------------


MERRI NICKERSON, CPA
Spokane, Washington
December 18, 2001

                        Elsinore Capital IV Ltd.
                     (A Development Stage Company)
                           Balance Sheets
               As of December 31, 2000 and November 30, 2001



                                            December 31,    November 30,
                                                   2000             2001
                                            -----------         --------

ASSETS
Cash                                        $       500         $   500
                                            -----------         -------
Total Assets                                $       500         $   500

LIABILITIES
Accounts Payable                            $         0         $     0
                                            -----------         -------

STOCKHOLDERS' EQUITY
Common Stock:
   Paid-In Capital, Par Value $0.0001 per
   Share, 100,000,000 Shares Authorized,
   5,000,000 Shares Outstanding             $      500          $   500
Paid In Capital In Excess of Par Value               0                0
(Deficit) Accumulated During Development
   Stage                                             0                0
                                            ----------          -------
Total Stockholders' Equity                  $      500          $   500
                                            ----------          -------

Total Liabilities and Stockholders' Equity  $      500          $   500
                                            ==========          =======









           See accompanying notes to financial statements.

                            - Page Three -

                        Elsinore Capital IV Ltd.
                     (A Development Stage Company)
                       Statements of Operations
       For the Period from Inception (February 10, 2000) through
         December 31, 2000, the Eleven Months Ended November 30, 2001,
            and the Cumulative Period from February 10, 2000
                        through November 30, 2001

                               Inception to   Eleven Months   Inception to
                               December 31,    November 30,   November 30,
                                   2000           2001          2001
                               ------------     ----------    ------------
Operating Revenues             $          0     $        0    $          0

Operating Expenses                        0              0               0
                               ------------     ----------    ------------

Net Income (Loss)              $          0     $        0    $          0

Per Share Information:
   Basic and Diluted (Loss)
   per Common Share            $       0.00      $    0.00

Weighted Average Shares
   Outstanding                    5,000,000      5,000,000










         See accompanying notes to financial statements.

                        - Page Four -

                         Elsinore Capital IV Ltd.
                      (A Development Stage Company)
               Statements of Changes In Stockholders' Equity
             For the Period from Inception (February 10, 2000)
     through December 31, 2000, the Eleven Months Ended November 30, 2001,
               and the Cumulative Period from February 10, 2000
                        through November 30, 2001


                               Common     Par       Excess of    Retained
                               Shares     Value     Par Value    Earnings
                              --------    -----     ---------    --------
Issuance of Common
   Shares Cash at
   $0.0001 per Share         5,000,000      500             -           -

Net Operating Loss for the
   Period from February 10,
   2000 (date of Inception)
   to December 31, 2000              -        -             -           0
                              --------    -----     ---------    --------
BALANCE AT
   DECEMBER 31, 2000         5,000,000    $ 500     $       0    $      0
                              --------    -----     ---------    --------


Net Operating Loss
   for the Period
   from January 1,
   2000 to November 30, 2001         -        -             -           0
                              --------    -----     ---------    --------
BALANCE AT
   NOVEMBER 30, 2001         5,000,000    $ 500     $       0    $      0
                              --------    -----     ---------    --------







          See accompanying notes to financial statements.

                            - Page Five -

                         Elsinore Capital IV Ltd.
                       A Development Stage Company)
                         Statements of Cash Flows
               For the Period from Inception (February 10, 2000) through December 31, 2000, the Eleven Months Ended November 30, 2001,
               and the Cumulative Period from February 10, 2000
                        through November 30, 2001


                              Inception to    Eleven Months    Inception to
                               December 31, Ended November 30, November 30,
                                 2000             2001             2001
                              ------------  -------------      ------------

Net Income (Loss)             $          0  $           0      $          0
                              ------------  -------------      ------------
Net Cash Provided From
   (Used In) Operating
   Activities                            0              0                 0

Cash Flows From (Used In)
   Financing Activities:
      Common Stock Sold for
      Cash                             500              0               500
                              ------------  -------------      ------------

Net Increase (Decrease)
   In Cash                             500              0               500

Cash at Beginning of Period              0            500                 0
                              ------------  -------------      ------------

Cash at End of Period         $        500  $        500       $        500
                              ------------  ------------       ------------







           See accompanying notes to financial statements.

                            - Page Eleven -

                        Elsinore Capital IV Ltd.
                     (A Development Stage Company)
                     Notes to Financial Statements
                   December 31, 2000 and November 30, 2001


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Elsinore Capital IV Ltd. was incorporated on February 10, 2000, under the laws of the State of Delaware, for the purpose of engaging in any lawful business. The Company has elected to report on a calendar year basis.

The Company is in its development stage and to date its activities have been limited to organization, capital formation, and issuance of shares to its original shareholders. It has not yet commenced any operational activities. The Company plans to locate and negotiate with a business entity to merge into the Company. In certain instances, such a company may wish to become a subsidiary of the Company or may wish to contribute assets to the Company rather than merge.

The Company has authorized 100,000,000 shares of Common Stock having a par value of $.0001 per share. On February 10, 2000, the Company issued a total of 5,000,000 of Its Common Shares at $0.0001 per Share, for total proceeds of $500. As of December 31, 2000 and November 30, 2001, a total of 5,000,000 shares of Common Stock had been issued and were outstanding.

The Company has not yet determined and established its accounting policies and procedures, except as follows:

1.   The Company uses the accrual method of accounting.

2. Net loss per share is provided in accordance with Financial Accounting Standards No. 128 (FAS No. 128) "Earnings Per Share". Basic loss per share is computed by dividing losses available to common stockholders by the weighted-average number of common shares during the period. Diluted loss per share reflects the per share amounts that would have resulted if dilutive common stock equivalents had been converted to common stock. No stock options were available or granted during the periods presented. Accordingly, basic and diluted loss per share are the same for all periods presented.

  3.The Company has not yet adopted any policy regarding payment of dividends. No dividends have been paid since Inception.


                             - Page Seven -

NOTE 2 - RELATED PARTY TRANSACTIONS

The Company neither owns nor leases any real property. Office services are provided without charge by the President of the Company. Such costs are immaterial to the financial statements and, accordingly have not been reflected therein. The officers and directors of the Company are involved in other business activities including other companies with business intent similar to that of the Company, and may, in the future, become active in other business activities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their own business interests. The Company has not formulated a policy for the resolution of such conflicts.

As of December 31, 2000 and November 30, 2001, no shareholders, officers, directors, or other related parties had incurred costs on behalf of the Company to be repaid or refunded by the Company.
















                               - Page Eight -

                               PART III
Exhibits

EXHIBIT NUMBER           DESCRIPTION
--------------           -----------

     (2)                 Articles of Incorporation and By-laws:
        (i)                   Articles of Incorporation
        (ii)                  By-laws
     (3)                 Instruments Defining the Rights of Holders:
        (i)                   Lock-Up Agreement with Altres Group, LLC



                               SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused by this registration statement to be signed on its behalf by the undersigned thereunto duly authorized.


                         ELSINORE CAPITAL IV, LTD

                         By: /s/ Kevin L. Nichols
                             --------------------
                              Kevin L. Nichols,
                              President & Director


Date: December 26, 2001

Exhibit 2(i)

                      CERTIFICATE OF INCORPORATION

                                   of

                         ELSINORE CAPITAL IV, LTD.

ARTICLE ONE

Name

The name of the Corporation is Elsinore Capital IV, Ltd.

ARTICLE TWO

Duration

The Corporation shall have perpetual existence.

ARTICLE THREE

Purpose

The purpose for which this Corporation is organized is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

ARTICLE FOUR

Shares

The total number of shares of stock, which the Corporation shall have authority to issue, is 100,000,000 shares, consisting of 100,000,000 shares of Common Stock having a par value of $.0001 per share.

ARTICLE FIVE

Commencement of Business

The Corporation is authorized to commence business as soon as its certificate of incorporation has been filed.

ARTICLE ELEVEN

Principal Office and Registered Agent

The post office address of the initial registered office of the Corporation and the name of its initial registered agent and its business address is:

The Company Corporation
1013 Centre Road
Wilmington, Delaware 19805 (County of New Castle)

The initial registered agent is a resident of the State of Delaware.

ARTICLE SEVEN

Incorporator

Kevin Nichols - 7011 South Brookshire Court, Spokane, WA 99223

ARTICLE EIGHT

Pre-Emptive Rights

No Shareholder or other person shall have any pre-emptive rights whatsoever.

ARTICLE NINE

By-Laws

The Shareholders or the Board of Directors shall adopt the initial by-laws. The power to alter, amend, or repeal the by-laws or adopt new by-laws is vested in the Board of Directors, subject to repeal or change by action of the Shareholders.

ARTICLE TEN

Number of Votes

Each share of Common Stock has one vote on each matter on which the share is entitled to vote.

ARTICLE ELEVEN

Majority Votes

A majority vote of a quorum of Shareholders (consisting of the holders of a majority of the shares entitled to vote, represented in person or by proxy) is sufficient for any action which requires the vote or concurrence of Shareholders, unless otherwise required or permitted by law or the by-laws of the Corporation.

ARTICLE TWELVE

Non-Cumulative Voting

Directors shall be elected by majority vote. Cumulative voting shall not be permitted.

ARTICLE THIRTEEN

Interested Directors, Officers, and Securityholders

A. Validity. If Paragraph (B) is satisfied, no contract or other transaction between the Corporation and any of its directors, officers or securityholders, or any corporation or firm in which any of them are directly or indirectly interested, shall be invalid solely because of this relationship or because of the presence of the director, officer or securityholder at the meeting of the Board of Directors or committee authorizing the contract or transaction, or his participation or vote in the meeting or authorization.

B.  Disclosure, Approval, Fairness.  Paragraph (A) shall apply only if:

(1) The material facts of the relationship or interest of each such director, officer or securityholder are known or disclosed:

(a) to the Board of Directors or the committee and it nevertheless authorizes or ratifies the contract or transaction by a majority of the directors present, each such interested director to be counted in determining whether a quorum is present but not in calculating the majority necessary to carry the vote; or

(b) to the Shareholders and they nevertheless authorize or ratify the contract or transaction by a majority of the shares present, each such interested person to be counted for quorum and voting purposes; or

(2) the contract or transaction is fair to the Corporation as of the time it is authorized or ratified by the Board of Directors, the committee or the Shareholders.

ARTICLE FOURTEEN

Indemnification and Insurance

A. Persons. The Corporation shall indemnify, to the extent provided in Paragraphs (B), (D) or (F) and to the extent permitted from time to time by law:

(1) any person who is or was director, officer, agent or employee of the Corporation, and

(2) any person who serves or served at the Corporation's request as a director, officer, agent, employee, partner or trustee of another corporation or of a partnership, joint venture, trust or other enterprise.

B. Extent - Derivative Suits. In case of a suit by or in the right of the Corporation against a person named in Paragraph (A) by reason of his holding a position named in Paragraph (A), the Corporation shall indemnify him, if he satisfies the standard in Paragraph (C), for expenses (including attorney's fees but excluding amounts paid in settlement) actually and reasonably incurred by him in connection with the defense or settlement of the suit.

C. Standard - Derivative Suits. In case of a suit by or in the right of the Corporation, a person named in Paragraph (A) shall be indemnified only if:

(1)  he is successful on the merits or otherwise, or

(2) he acted in good faith in the transaction which is the subject of the suit, and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Corporation. However, he shall not be indemnified in respect of any claim, issue or matter as to which he has been adjudged liable for negligence or misconduct in the performance of his duty to the Corporation unless (and only to the extent that) the court in which the suit was brought shall determine, upon application, that despite the adjudication but in view of all the circumstances, he is fairly and reasonably entitled to indemnity for such expenses as the court shall deem proper.

D. Extent - Nonderivative Suits. In case of a suit, action or proceeding (whether civil, criminal, administrative or investigative), other than a suit by or in the right of the Corporation against a person named in Paragraph (A) by reason of his holding a position named in Paragraph (A), the Corporation shall indemnify him, if he satisfies the standard in Paragraph (E), for amounts actually and reasonably incurred by him in connection with the defense or settlement of the suit as

(1)  expenses (including attorneys' fees),
(2)  amounts paid in settlement,
(3)  judgments, and
(4)  fines.

E. Standard - Nonderivative Suits. In case of a nonderivative suit, a person named in Paragraph (A) shall be indemnified only if:

(1)  he is successful on the merits or otherwise, or

(2) he acted in good faith in the transaction which is the subject of the nonderivative suit, and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Corporation and, with respect to any criminal action or proceeding, he had no reason to believe his conduct was unlawful. The termination of a nonderivative suit by judgement, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person failed to satisfy this Paragraph (E) (2).

F. Determination That Standard Has Been Met. A determination that the standard of Paragraph (C) or (E) has been satisfied may be made by a court of law or equity or the determination may be made by:

(1) a majority of the directors of the Corporation (whether or not a quorum) who were not parties to the action, suit or proceeding, or

(2) independent legal counsel (appointed by a majority of the directors of the Corporation, whether or not a quorum, or elected by the Shareholders of the Corporation) in a written opinion, or

(3)  the Shareholders of the Corporation.

G. Proration. Anyone making a determination under Paragraph (F) may determine that a person has met the standard as to some matters but not as to others, and may reasonably prorate amounts to be indemnified.

H. Advance Payment. The Corporation may pay in advance any expenses (including attorney's fees) which may become subject to indemnification under paragraphs (A) - (G) if:

(1)  the Board of Directors authorizes the specific payment, and

(2) the person receiving the payment undertakes in writing to repay unless it is ultimately determined that he is entitled to indemnification by the Corporation under Paragraphs (A) - (G).

I. Nonexclusive. The indemnification provided by Paragraphs (A) - (G) shall not be exclusive of any other rights to which a person may be entitled by law or by by-law, agreement, vote of Shareholders or disinterested directors, or otherwise.

J. Continuation. The indemnification and advance payment provided by Paragraphs (A) - (H) shall continue as to a person who has ceased to hold a position named in paragraph (A) and shall inure to his heirs, executors and administrators.

K. Insurance. The Corporation may purchase and maintain insurance on behalf of any person who holds or who has held any position named in Paragraph (A) against any liability incurred by him in any such positions or arising out of this status as such, whether or not the Corporation would have power to indemnify him against such liability under Paragraphs (A) - (H).

L. Reports. Indemnification payments, advance payments, and insurance purchases and payments made under Paragraphs (A) - (K) shall be reported in writing to the Shareholders of the Corporation with the next notice of annual meeting, or within eleven months, whichever is sooner.

M. Amendment of Article. Any changes in the General Corporation Law of Delaware increasing, decreasing, amending, changing or otherwise effecting the indemnification of directors, officers, agents, or employees of the Corporation shall be incorporated by reference in this Article as of the date of such changes without further action by the Corporation, its Board of Directors, of Shareholders, it being the intention of this Article that directors, officers, agents and employees of the Corporation shall be indemnified to the maximum degree allowed by the General Corporation Law of the State of Delaware at all times.

ARTICLE FIFTEEN

Limitation On Director Liability

A. Scope of Limitation. No person, by virtue of being or having been a director of the Corporation, shall have any personal liability for monetary damages to the Corporation or any of its Shareholders for any breach of fiduciary duty except as to the extent provided in Paragraph (B).

B. Extent of Limitation. The limitation provided for in this Article shall not eliminate or limit the liability of a director to the Corporation or its Shareholders (i) for any breach of the director's duty of loyalty to the Corporation or its Shareholders (ii) for any acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law
(iii) for any unlawful payment of dividends or unlawful stock purchases or redemptions in violation of Section 174 of the General Corporation Law of Delaware or (iv) for any transaction for which the director derived an improper personal benefit.

I, The Undersigned, for the purpose of forming a corporation under the laws of the State of Delaware, do make, file and record this Certificate, and do, certify that the facts herein stated are true, and I have accordingly hereunto set my hand this 28th day of January, A.D. 2000.

/S/ Kevin Nichols
---------------------------
Kevin Nichols, Incorporator

Exhibit 2(ii)

                                BY-LAWS

                                  OF

                          ELSINORE CAPITAL IV, LTD

                           ARTICLE I - OFFICES

The principal office of the Corporation shall be located in Washington, the City of Spokane. The Corporation may have such other offices, either within or without the State of incorporation as the Board of Directors may designate or as the business of the Corporation may from time to time require.

                        ARTICLE II - STOCKHOLDERS

1. ANNUAL MEETING.

The annual meeting of the Stockholders shall be held on the last day of February in each year, beginning with the year 2001, at the hour nine o'clock A.M., for the purpose of electing Directors and for the transaction of such other business as may come before the meeting. If the day fixed for the annual meeting shall be a legal holiday such meeting shall be held on the next succeeding business day.

2. SPECIAL MEETINGS.

Special meetings of the Stockholders, for any purpose or purposes, unless otherwise prescribed by statute, may be called by the President or by the Directors, and shall be called by the President at the request of the holders of not less than seventy per cent (70%) of all the outstanding Shares of the Corporation entitled to vote at the meeting.

3. PLACE OF MEETING.

The Directors may designate any place, either within or without the State, unless otherwise prescribed by statute, as the place of meeting for any annual meeting or for any special meeting called by the Directors. A waiver of notice signed by all Stockholders entitled to vote at a meeting may designate any place, either within or without the state, unless otherwise prescribed by statute, as the place for holding such meeting. If no designation is made, or if a special meeting be otherwise called, the place of meeting shall be the principal office of the Corporation.

4. NOTICE OF MEETING.

Written or printed notice stating the place, day, and hour of the meeting and, in case of a special meeting, the purpose or purposes for which the meeting is called, shall be delivered not less than 15 nor more than 30 days before the date of the meeting, either personally or by mail, by or at the direction of the President, or the Officer, or persons calling the meeting, to each Stockholder of record entitled to vote at such meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail, addressed to the Stockholder at his address as it appears on the stock transfer books of the Corporation, with postage thereon prepaid.

5. CLOSING OF TRANSFER BOOKS OR FIXING OF RECORD DATE.

For the purpose of determining Stockholders entitled to notice of, or to vote at, any meeting of Stockholders or any adjournment thereof, or Stockholders entitled to receive payment of any dividend, or in order to make a determination of Stockholders for any other proper purpose, the Directors of the Corporation may provide that the stock transfer books shall be closed for a stated period but not to exceed, in any case, 10 days. If the stock transfer books shall be closed for the purpose of determining Stockholders entitled to notice of or to vote at a meeting of Stockholders, such books shall be closed for at least 15 days immediately preceding such meeting. In lieu of closing the stock transfer books, the Directors may fix in advance a date as the record date for any such determination of Stockholders, such date in any case to be not more than 30 days and, in case of a meeting of Stockholders, not less than 15 days prior to the date on which the particular action requiring such determination of Stockholders is to be taken. If the stock transfer books are not closed and no record date is fixed for the determination of Stockholders entitled to notice of or to vote at a meeting of Stockholders, or Stockholders entitled to receive payment of a dividend, the date on which notice of the meeting is mailed or the date on which the resolution of the Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of Stockholders.
When a determination of Stockholders entitled to vote at any meeting of Stockholders has been made as provided in this section, such determination shall apply to any adjournment thereof.

6. VOTING LISTS.

The Officer or Agent having charge of the stock transfer books for Shares of the Corporation shall make, at least 15 days before each meeting of Stockholders, a complete list of the Stockholders entitled to vote at such meeting, or any adjournment thereof, arranged in alphabetical order, with the address of and the number of Shares held by each, which list, for a period of 15 days prior to such meeting, shall be kept on file at the principal office of the Corporation and shall be subject to inspection by any Stockholder at any time during usual business hours. Such list shall also be produced and kept open at the time and place of the meeting and shall be subject to the inspection of any Stockholder during the whole time of the meeting. The original stock transfer book shall be prima facie evidence as to who are the Stockholders entitled to examine such list or transfer books or to vote at the meeting of Stockholders.

7. QUORUM.

At any meeting of Stockholders eleventy percent (60%) of the outstanding Shares of the Corporation entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of Stockholders. If less than said number of the outstanding Shares are represented at a meeting, a majority of the
Shares so represented may adjourn the meeting from time to time without further notice. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified. The Stockholders present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough Stockholders to leave less than a quorum.

8. PROXIES.

At all meetings of Stockholders, a Stockholder may vote by proxy executed in writing by the Stockholder or by his duly authorized attorney in fact. Such proxy shall be filed with the President of the Corporation before or at the time of the meeting.

9. VOTING.

Each Stockholder entitled to vote in accordance with the terms and provisions of the Certificate of Incorporation and the enclosed By-Laws shall be entitled to one vote, in person or by proxy, for each share of stock entitled to vote held by such Stockholders. Upon the demand of any Stockholder, the vote for Directors and upon any question before the meeting shall be by ballot. All elections for Directors shall be decided by plurality vote; all other questions shall be decided by majority vote except as otherwise provided by the Certificate of Incorporation or the laws of this State.

10. ORDER OF BUSINESS.

The order of business at all meetings of the Stockholders, shall be as follows:

    1.  Roll Call.

    2.  Proof of notice of meeting, or waiver of notice.

    3.  Reading of minutes of preceding meeting.

    4.  Reports of Officers.

    5.  Reports of Committees.

    6.  Election of Directors.

    7.  Unfinished Business.

    8.  New Business.

11. INFORMAL ACTION BY STOCKHOLDERS.

Unless otherwise provided by law, any action required to be taken at a meeting of the shareholders, or any other action which may be taken at a meeting of the shareholders, may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all of the shareholders entitled to vote with respect to the subject matter thereof.

                     ARTICLE III - BOARD OF DIRECTORS

1. GENERAL POWERS.

The business and affairs of the Corporation shall be managed by its Board of Directors. The Directors shall in all cases act as a Board, and they may adopt such rules and regulations for the conduct of their meetings and the management of the Corporation, as they may deem proper, not inconsistent with these By-Laws and the laws of this State.

2. NUMBER, TENURE, AND QUALIFICATIONS.

The number of Directors of the Corporation shall be no less than one and no more than seven, as may be determined by its Directors. Each Director shall hold office until the next annual meeting of Stockholders and until his successor shall have been elected and qualified.

3. REGULAR MEETINGS.

A regular meeting of the Directors shall be held without other notice than this By-Law immediately after, and at the same place as, the annual meeting of Stockholders. The Directors may provide, by resolution, the time and place for the holding of additional regular meetings without other notice than such resolution.

4. SPECIAL MEETINGS.

Special meetings of the Directors may be called by or at the request of the President or any two Directors. The person or persons authorized to call special meetings of the Directors may fix the place for holding any special meeting of the Directors called by them.

5. NOTICE.

Notice of any special meeting shall be given at least 15 days previously thereto by written notice delivered personally, or by telegram, or mailed to each Director at his business address. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail so addressed, with postage thereon prepaid. If notice be given by telegram, such notice shall be deemed to be delivered when the telegram is delivered to the telegraph company. The attendance of a Director at a meeting shall constitute a waiver of notice of such meeting, except where a Director attends a meeting for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened.

6. QUORUM.

At any meeting of the Directors, a minimum of eleventy percent (60%) of the total Directors must be present to constitute a quorum for the transaction of business, but if less than said number is present at a meeting, a majority of the Directors present may adjourn the meeting from time to time without further notice.

7. MANNER OF ACTING.

The act of the majority of the Directors present at a meeting at which a quorum is present shall be the act of the Directors.

8. NEWLY CREATED DIRECTORSHIPS AND VACANCIES.

Newly created Directorships resulting from an increase in the number of Directors and vacancies occurring in the Board for any reason except the removal of Directors without cause may be filled by a vote of a majority of the Directors then in office, although less than a quorum exists. Vacancies occurring by reason of the removal of Directors without cause shall be filled by vote of the Stockholders. A Director elected to fill a vacancy caused by resignation, death, or removal shall be elected to hold office for the remaining term of his predecessor.

9. REMOVAL OF DIRECTORS.

Any or all of the Directors may be removed for cause by vote of the Stockholders or by action of the Board. Directors may be removed without cause only by vote of the Stockholders.

10. RESIGNATION.

A Director may resign at any time by giving written notice to the Board, or the President of the Corporation. Unless otherwise specified in the notice, the resignation shall take effect upon receipt thereof by the Board or such Officer, and the acceptance of the resignation shall not be necessary to make it effective.

11. COMPENSATION.

No compensation shall be paid to Directors, as such, for their services, but by resolution of the Board a fixed sum and expenses for actual attendance at each regular or special meeting of the Board may be authorized. Nothing herein contained shall be construed to preclude any Director from serving the Corporation in any other capacity and receiving compensation therefor.

12. PRESUMPTION OF ASSENT.

A Director of the Corporation who is present at a meeting of the Directors at which action on any corporate matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting, or unless he shall file his written dissent to such action with the person acting as the Secretary of the meeting before the adjournment thereof or shall forward such dissent by registered mail to the President of the Corporation immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favor of such action.

13. EXECUTIVE AND OTHER COMMITTEES.

The Board, by resolution, may designate from among its members an executive committee and other committees, each consisting of two or more Directors. Each such committee shall serve at the pleasure of the Board.

                         ARTICLE IV - OFFICERS

1. NUMBER.

The initial Officer of the Corporation shall be its President. Such other Officers and Assistant Officers as may be deemed necessary may be elected or appointed by the Directors.

2. ELECTION AND TERM OF OFFICE.

The Officers of the Corporation to be elected by the Directors shall be elected annually at the first meeting of the Directors held after each annual meeting of the Stockholders. Each Officer shall hold office until his successor shall have been duly elected and shall have qualified or until his death or until he shall resign or shall have been removed in the manner hereinafter provided.

3. REMOVAL.

Any Officer or Agent elected or appointed by the Directors may be removed by the Directors whenever in their judgment the best interests of the Corporation would be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed.

4. VACANCIES.

A vacancy in any office because of death, resignation, removal, disqualification, or otherwise, may be filled by the Directors for the remaining portion of the term.

5. PRESIDENT.

The President shall be the principal Executive Officer of the Corporation and, subject to the control of the Directors shall in general supervise and control all of the business and affairs of the Corporation. He shall, when present, preside at all meetings of the Stockholders and of the Directors.
He may sign certificates for Shares of the Corporation, any deeds, mortgages, bonds, contracts, or other instruments which the Directors have authorized to be executed, except in cases where the signing and execution thereof shall be expressly delegated by the Directors or by these By-Laws to some other Officer or Agent of the Corporation, or shall be required by law to be otherwise signed or executed; and in general shall perform all duties incident to the office of President and such other duties as may be prescribed by the Directors from time to time.

6. VICE-PRESIDENT.

In the absence of the President or in event of his death, inability or refusal to act, the Vice-President shall perform the duties of the President, and when so acting, shall have all the powers of and be subject to all the restrictions upon the President. The Vice-President shall perform such other duties as from time to time may be assigned to him by the President or by the Directors.

7. SECRETARY

The Secretary shall keep the minutes of the Stockholders' and of the Directors' meetings in one or more books provided for that purpose, see that all notices are duly given in accordance with the provisions of these By-Laws or as required, be custodian of the corporate records and of the seal of the Corporation and keep a register of the post office address of each Stockholder which shall be furnished to the Secretary by such Stockholder, have general charge of the stock transfer books of the Corporation and in general perform all duties incident to the office of Secretary and such other duties as from time to time may be assigned to him by the President or by the Directors.

8. TREASURER.

If required by the Directors, the Treasurer shall give a bond for the faithful discharge of his duties in such sum and with such surety or sureties as the Directors shall determine. He shall have charge and custody of and be responsible for all funds and securities of the Corporation; receive and give receipts for moneys due and payable to the Corporation from any source whatsoever, and deposit all such moneys in the name of the Corporation in such banks, trust companies or other depositories as shall be selected in accordance with these By-Laws and in general perform all of the duties incident to the office of Treasurer and such other duties as from time to time may be assigned to him by the President or by the Directors.

9. SALARIES.

The salaries of the Officers shall be fixed from time to time by the Directors and no Officer shall be prevented from receiving such salary by reason of the fact that he is also a Director of the Corporation.


          ARTICLE V - CONTRACTS, LOANS, CHECKS, AND DEPOSITS

1. CONTRACTS.

The Directors may authorize any Officer or Officers, Agent or Agents, to enter into any contract or execute and deliver any instrument in the name of and on behalf of the Corporation, and such authority may be general or confined to specific instances.

2. LOANS.

No loans shall be contracted on behalf of the Corporation and no evidences of indebtedness shall be issued in its name unless authorized by a resolution of the Directors. Such authority may be general or confined to specific instances.

3. CHECKS, DRAFTS, ETC.

All checks, drafts, or other orders for the payment of money, notes, or other evidences of indebtedness issued in the name of the Corporation, shall be signed by such Officer or Officers, Agent or Agents of the Corporation and in such manner as shall from time to time be determined by resolution of the Directors.

4. DEPOSITS.

All funds of the Corporation not otherwise employed shall be deposited from time to time to the credit of the Corporation in such banks, trust companies, or other depositaries as the Directors may select.

5. INTEREST OF DIRECTORS IN CONTRACTS.

(a) No contract or transaction between the Corporation and one or more of its directors or officers, or between the Corporation and any other corporation, partnership, association, or other organization in which one or more of the Corporation's directors or officers, are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present a or participates in the meeting of the Board or committee which authorizes the contract or transaction, or solely because his or their votes are counted for such purpose, if:

 (1) The material facts as to his relationship or interest and as to the contract or transaction are disclosed or are known to the Board of Directors or the committee, and the Board or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; or

 (2) The material facts as to his relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or

 (3) The contract or transaction is fair as to the Corporation as of the time it is authorized, approved or ratified, by the Board of Directors, a committee of the Board of Directors or the stockholders.

(b) Interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or of a committee which authorizes the contract or transaction.


        ARTICLE VI - CERTIFICATES FOR SHARES AND THEIR TRANSFER

1. CERTIFICATES FOR SHARES.

Certificates representing Shares of the Corporation shall be in such form as shall be determined by the Directors. Such certificates shall be signed by the President, or by such other Officers authorized by law and by the Directors. All certificates for Shares shall be consecutively numbered or otherwise identified. The name and address of the Stockholders, the number of Shares, and date of issue, shall be entered on the stock transfer books of the Corporation. All certificates surrendered to the Corporation for transfer shall be canceled and no new certificate shall be issued until the former certificate for a like number of Shares shall have been surrendered and canceled, except that in case of a lost, destroyed, or mutilated certificate a new one may be issued therefor upon such terms and indemnity to the Corporation as the Directors may prescribe.

2. TRANSFERS OF SHARES.

(a) Upon surrender to the Corporation, or the Transfer Agent of the Corporation, of a certificate for Shares duly endorsed or accompanied by proper evidence of succession, assignment, or authority to transfer, it shall be the duty of the Corporation to issue a new certificate to the person entitled thereto, and cancel the old certificate; every such transfer shall be entered on the transfer book of the Corporation which shall be kept at its principal office.

(b) The Corporation shall be entitled to treat the holder of record of any share as the holder in fact thereof, and, accordingly, shall not be bound to recognize any equitable or other claim to or interest in such share on the part of any other person whether or not it shall have express or other notice thereof, except as expressly provided by the laws of this State.

                        ARTICLE VII - FISCAL YEAR

The fiscal year of the Corporation shall begin on the 1st day of January in each year.

                        ARTICLE VIII - DIVIDENDS

The Directors may from time to time declare, and the Corporation may pay, dividends on its outstanding Shares in the manner and upon the terms and conditions provided by law.

                          ARTICLE IX - SEAL

The Directors shall provide a corporate seal which shall be circular in form and shall have inscribed thereon the name of the Corporation, the State of incorporation, year of incorporation and the words, "Corporate Seal".

                     ARTICLE X - WAIVER OF NOTICE

Unless otherwise provided by law, whenever any notice is required to be given to any Stockholder or director of the Corporation under the provisions of these By-Laws or under the provisions of the Articles of Incorporation, a waiver thereof in writing, signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice.

                       ARTICLE XI - AMENDMENTS

These By-Laws may be altered, amended, or repealed and new By-Laws may be adopted by a vote of the Stockholders representing a majority of all the Shares issued and outstanding, at any annual Stockholders' meeting or at any special Stockholders' meeting when the proposed amendment has been set out in the notice of such meeting.

KNOW ALL MEN BY THESE PRESENTS: That I, the undersigned, being the director of the above named corporation, do hereby consent to the foregoing By-Laws and adopt the same as and for the By-Laws of said corporation.

IN WITNESS WHEREOF, I have hereunto set my hand this 10th day of February, 2000.


                                           By:/s/ Kevin L. Nichols
                                              --------------------
                                                  Kevin L. Nichols

Exhibit 3(i) -  Lock-Up Agreement

                           Altres Group, LLC
                       7011 South Brookshire Ct.
                           Spokane, WA 99223

Elsinore Capital IV, Ltd.
7011 South Brookshire Ct.
Spokane, WA 99223

     Re:  Lock Up Agreement with Elsinore Capital IV, Ltd.

Gentlemen:

     As part of the sale of the shares of Common Stock of Elsinore Capital IV, Ltd (the "Company") to the undersigned (the "Holder"), the Holder hereby represents, warrants, covenants, and agrees, for the benefit of the Company and the holders of record (the "third party beneficiaries") of the Company's outstanding securities, including the Company's Common Stock, $.0001 par value (the "Stock") at the date hereof and during the pendency of this letter agreement that the Holder will not transfer, sell, contract to sell, devise, gift, assign, pledge, hypothecate, distribute, or grant any option to purchase or otherwise dispose of, directly or indirectly, its shares of Stock of the Company owned beneficially or otherwise by the Holder except in connection with or following completion of a merger, acquisition, or other transaction by the Company resulting in the Company no longer being classified as a blank check company as defined in Section 7(b)(3) of the Securities Act of 1933, as amended.

     Any attempted sale, transfer, or other disposition in violation of this letter agreement shall be null and void.

     The Holder further agrees that the Company (i) may instruct its transfer agent not to transfer such securities (ii) may provide a copy of this letter agreement to the Company's transfer agent for the purpose of instructing the Company's transfer agent to place a legend on the certificate(s) evidencing the securities subject hereto and disclosing that any transfer, sale, contract for sale, devise, gift, assignment, pledge, or hypothecation of such securities is subject to the terms of this letter agreement and (iii) may issue stop-transfer instructions to its transfer agent for the period contemplated by this letter agreement for such securities.

     This letter agreement shall be binding upon the Holder, its agents, heirs, successors, assigns, and beneficiaries.

     Any waiver by the Company of any of the terms and conditions of this letter agreement in any instance must be in writing and must be duly executed by the Company and the Holder and shall not be deemed or construed to be a waiver of such term or condition for the future, or of any subsequent breach thereof.

     The Holder agrees that any breach of this letter agreement will cause the Company and the third party beneficiaries irreparable damage for which there is no adequate remedy at law. If there is a breach or threatened breach of this letter agreement by the Holder, the Holder hereby agrees that the Company and the third party beneficiaries shall be entitled to the issuance of an immediate injunction without notice to restrain the breach or threatened breach. The Holder also agrees that the Company and all third party beneficiaries shall be entitled to pursue any other remedies for such a breach or threatened breach, including a claim for money damages.

      Agreed and accepted this 12th day of February, 2000.


          THE HOLDER


          By: /s/ Kevin Nichols
              --------------------
              Kevin L. Nichols
              Managing Member, Altres Group, LLC


          By: /s/Jeffrey Nichols
              ---------------------
              Jeffrey A. Nichols
              Member, Altres Group, LLC